

July 1, 2010

Via U.S. Mail

George P. Sakellaris
President and Chief Executive Officer
Ameresco, Inc.
111 Speen Street, Suite 410
Framingham, Massachusetts 01701

> **RE:** **Ameresco, Inc.**
> **Amendment No. 4 to Form S-1**
> **Filed June 21, 2010**
> **File No. 333-165821**

Dear Mr. Sakellaris:

We have reviewed your filing and have the following comments.

Prospectus Summary, page 1

The Offering, page 6

1. Please update the information under this heading to reflect the additional
disclosure that you provided on page 33 regarding a potential acquisition.

Principal and Selling Stockholders, page 110

2. We note your response to comment nine in our letter dated June 9, 2010. Please
describe the nature of the relationship between you and each of the selling
shareholders, and indicate when each selling shareholder acquired his/her shares.

Management, page 89

Compensation Discussion and Analysis, page 96

Base Salaries, page 97

3. We note that in 2009, you increased the base salaries of your named executive
officers by a range of 4.8% to 17.9%. In light of the various factors you list on
page 97, please identify for each named executive officer the specific reasons you
determined to raise each individual's base salary during 2009.

Annual Incentive Bonus, page 98

4. We note that you determine the amount of your total bonus pool payable based, in part, on your performance against "qualitative operations measures." Please describe these qualitative operational measures. In addition, please provide a clear description of how your actual performance as measured against both your quantitative and qualitative goals translated into your determination that the total bonus pool should equal 7.3% of your 2009 adjusted EBITDA from ongoing operations.

Part II – Information Not Required in Prospectus, page II-1

Item 16. Exhibits, page II-3

5. Please file each employment agreement that you entered into with your named executive officers as discussed on pages 100 and 104. Please be advised that the form of employment agreement filed as exhibit 10.13 is insufficient in this regard. See Item 601(b)(10)(iii)(A) and Instruction 1 to Item 601(b)(10) of Regulation S-K.

6. Please file the non-competition and non-solicitation agreements that you entered into with certain of the selling stockholders as discussed on page 108. See Item 601(b)(10)(ii)(A) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mark G. Borden, Esq.
       Patrick J. Rondeau, Esq.
       Wilmer Cutler Pickering Hale and Dorr LLP
       Fax (617) 526-5000